UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 1)*

                                                                                       Rio Tinto plc
(Name of Issuer)

Ordinary Shares

                      American Depositary Shares (each representing four ordinary shares)
(Title of Class of Securities)

Ordinary Shares (ISIN GB 0007188757) American Depositary Shares (CNSIP US 767204100) (CUSIP Number)

J. Michael Schell, Esq.
Executive Vice President – Business Development and Law
Alcoa Inc.
390 Park Avenue
New York, New York 10022-4608
212- 836-2600

Copies to:

Adam O. Emmerich, Esq.
Gregory E. Ostling, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
212-403-1000
_______________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 12, 2009 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.o

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	GB0007188757/US767204100

1.	Names of Reporting Persons Alcoa Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) o

(b) o

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) o

6.	Citizenship or Place of Organization Pennsylvania

7.	Sole Voting Power 0

8.	Shared Voting Power 0
Number of Shares Beneficially Owned by Each Reporting Person With
9.	Sole Dispositive Power 0

10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) o

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) CO

     This Amendment No. 1 on Schedule 13D (this “Amendment”) is being filed by Alcoa Inc. (“Alcoa”) and amends and supplements the Schedule 13D statement (the “Statement”) relating to the ordinary shares of 10p each (the “Ordinary Shares”) of Rio Tinto plc, a company incorporated in England and Wales (the “Issuer” or “Rio”) previously filed on February 11, 2008 by Aluminum Corporation of China (“Chinalco”), Aluminum Corporation of China Overseas Holdings Limited (“Chinalco Overseas”), Oriental Prospect Pte. Ltd. (“SPV I”), Shining Prospect Pte. Ltd. (“SPV II”, and together with Chinalco, Chinalco Overseas and SPV I, the “Other Entities”) and Alcoa. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Statement.

Item 2. Identity and Background

Item 2 is hereby amended as follows:

     This Amendment is being filed by Alcoa. Alcoa previously reported together with the Other Entities because they might have been deemed to constitute a “group” with respect to the Ordinary Shares and Alcoa might have been deemed to be a beneficial owner of certain securities indirectly and directly held by the Other Entities. In light of the redemption of the Alcoa Note (as further described under Item 5 below), Alcoa ceased to have any potential interest with respect to the Ordinary Shares and is filing this Amendment to clarify that it is no longer a member of any group with the Other Entities, that it has no beneficial ownership interest in any Ordinary Shares and that it will no longer be required to be a reporting person under Section 13(d) of the Act or the related rules promulgated thereunder.

     The information set forth on Schedule IV to the Statement is hereby updated and amended as set forth on Schedule I hereto.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

     On February 12, 2009, Chinalco and Alcoa announced that they intended to explore opportunities to expand their commercial relationship to identify strategic ventures which would benefit from Chinalco’s and Alcoa’s complementary strengths and expertise in certain areas and that they agreed on the redemption of the Alcoa Note. A copy of the joint press release is attached hereto as Exhibit 99.19.

     On the date of the announcement, Alcoa, SPV II and Chinalco entered into a Deed of Redemption (the “Redemption Deed”), pursuant to which the Alcoa Note will be redeemed by Chinalco paying or causing the payment of a total amount of approximately US$1.02 billion, and Alcoa’s lien on, and indirect interest in, Ordinary Shares held by SPV II will end. The original principal amount of the Alcoa Note was US$1.20 billion, and the Alcoa Note would have been payable on February 1, 2011. The total redemption amount represents the net present value of the principal amount of the Alcoa Note applying a discount rate of 10% per annum, and will be payable in three installments (over a period ending on July 31, 2009). If any installment is paid earlier than contemplated by the Redemption Deed, the amount of that installment will be reduced to an amount equal to the net present value of the contemplated installment discounted to the date of payment applying a discount rate of 10% per annum. In addition, the Redemption Deed provides that SPV II will pay to Alcoa its pro rata portion of the dividends paid by the Issuer to date since the issuance of the Alcoa Note as and when recovered by SPV II. Under the Redemption Deed, Alcoa also waived (i) its right to participate in certain potential future transactions among Chinalco and the Issuer and (ii) any breach or event of default that may result from the proposed strategic partnership between Chinalco and Rio under the Alcoa Note, the Alcoa Deed, the Memorandum of Understanding and any other agreements relating thereto (the “Alcoa Arrangements”). Alcoa, Chinalco and SPV II also agreed to terminate, effective as of the date Alcoa receives payment of the first installment of the redemption amount and certain agreed-upon documentation, each of the Alcoa Arrangements. The foregoing summary of the Redemption Deed does not purport to be complete and is qualified in its entirety by reference to the full text of the Redemption Deed, a copy of which is attached hereto as Exhibit 19.20 and is incorporated herein by reference.

     As a result of the Redemption Deed, Alcoa ceased to have any potential interest in the Ordinary Shares and, as a result, is no longer required to be a reporting person under Section 13(d) of the Act or the related rules promulgated thereunder. In light of the foregoing, Alcoa will no longer be a reporting person under the Statement and will no longer file a Schedule 13D statement unless and until such time as Alcoa is required to be a reporting person under Section 13(d) of the Act or the related rules promulgated thereunder.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               The information set forth in Item 5 of this Amendment is hereby incorporated by reference in this Item 6.

Item 7. Exhibit	Material to be Filed as Exhibits Description of Exhibits

99.19	Press Release of Alcoa Inc. and Aluminum Corporation of China, dated February 12, 2009

99.20	Deed of Redemption, dated February 12, 2009

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2009

ALCOA INC.

By: /s/ J. Michael Schell
Name: J. Michael Schell
Title: Executive Vice President – Business Development and Law

INDEX TO EXHIBITS

Exhibit Description of Exhibits

99.19	Press Release of Alcoa Inc. and Aluminum Corporation of China, dated February 12, 2009

99.20	Deed of Redemption, dated February 12, 2009

SCHEDULE I

     The following table sets forth the name, present principal occupation or employment, and the name and principal business of the corporation or organization in which the employment is conducted for each member of Alcoa’s board of directors and each executive officer of Alcoa. Unless otherwise indicated, each person listed below is a citizen of the United States of America. Unless otherwise indicated, the business address of each such director or executive officer is c/o Alcoa Inc., 390 Park Avenue, New York, New York 10022-4608.

       Directors

Name	Position

Alain J. P. Belda(1)	Chairman of the Board, Alcoa Inc.

Kathryn S. Fuller

c/o The Ford Foundation
320 East 43rd Street
New York, New York 10017	Chair, The Ford Foundation, a nonprofit organization

Carlos Ghosn(2)

c/o Nissan Motor Co., Ltd.
17-1, Ginza 6-chome, Chuo-ku
Tokyo 104-8023
Japan	President and Chief Executive Officer, Nissan Motor Co., Ltd., a global automotive company, and President and Chief Executive
Officer, Renault S.A., a global automotive company

Joseph T. Gorman

c/o Moxahela Enterprises, LLC
Lakepoint Office Park
3201 Enterprise Parkway
Suite 410
Beachwood, Ohio 44122	Chairman and Chief Executive Officer, Moxahela Enterprises, LLC, a venture capital firm

Judith M. Gueron

c/o MDRC
16 East 34th Street
New York, New York 10016	Scholar in Residence at MDRC, a nonprofit research organization

Klaus Kleinfeld(3)	President and Chief Executive Officer, Alcoa Inc.

Michael G. Morris

c/o American Electric Power Co., Inc.
1 Riverside Plaza
Columbus, Ohio 43215	Chairman of the Board, President and Chief Executive Officer, American Electric
Power Company, Inc., a public utility holding company
_______________________________
(1)	Citizenship: Brazil and United States

(2)	Citizenship: France

(3)	Citizenship: Germany

E. Stanley O’Neal

c/o Merrill Lynch
623 Fifth Avenue, 35th Floor
New York, New York 10022	Former Chairman of the Board and Chief Executive Officer, Merrill Lynch &
Co., Inc., a leading capital markets, advisory and wealth management company

James W. Owens

c/o Caterpillar Inc.
100 NE Adams Street
Peoria, Illinois 61629	Chairman and Chief Executive Officer, Caterpillar Inc., a manufacturer of construction and mining equipment, diesel and natural gas engines and industrial gas turbines

Patricia F. Russo

c/o Alcatel Lucent
600 Mountain Avenue
Murray Hill, New Jersey 07974	Former Chief Executive Officer, Alcatel Lucent, a global telecommunications company

Henry B. Schacht

c/o Warburg Pincus LLC
466 Lexington Avenue 10th Floor
New York, New York 10017	Managing Director and Senior Advisor, Warburg Pincus LLC, a global private equity firm

Ratan N. Tata(4)

c/o Tata Sons Limited
24 Homi Mody Street
Mumbai 400 001
India	Chairman, Tata Sons Limited, the holding company of the Tata Group

Franklin A. Thomas

c/o The Study Group
380 Lexington Avenue 54th Floor
New York, New York 10168	Consultant, The Study Group, a nonprofit institution

Ernesto Zedillo(5)

c/o Yale Center for the Study of Globalization
393 Prospect Street
New Haven, Connecticut 06511	Director, Yale Center for the Study of Globalization, an educational institution
____________________
(4)	Citizenship: India

(5)	Citizenship: Mexico

Executive Officers

Name	Position
Alain J. P. Belda	Director and Chairman of the Board, Alcoa Inc.

William F. Christopher	Executive Vice President – Alcoa and Group President, Engineered Products and Solutions, Alcoa Inc.

Klaus Kleinfeld	Director, President and Chief Executive Officer, Alcoa Inc.

Charles D. McLane, Jr.	Executive Vice President and Chief Financial Officer, Alcoa Inc.

Bernt Reitan (6)	Executive Vice President – Alcoa and Group President, Global Primary Products, Alcoa Inc.

J. Michael Schell	Executive Vice President – Business Development and Law / Chief Compliance Officer, Alcoa Inc.

Tony R. Thene	Vice President and Controller, Alcoa Inc.

Helmut Wieser (7)	Executive Vice President – Alcoa and Group President, Global Rolled Products, Hard Alloy Extrusions & Asia, Alcoa Inc.

_________________________
(6)	Citizenship: Norway

(7)	Citizenship: Austria